Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52(81) 8888-4136 ir@cemex.com

CEMEX REPORTS FIRST-QUARTER 2015 RESULTS

MONTERREY, MEXICO, APRIL 23, 2015– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales reached US$3.4 billion during the first quarter of 2015, an increase of 7% on a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, versus the comparable period in 2014. Operating EBITDA increased by 6% during the quarter to US$569 million versus the same period in 2014. On a like-to-like basis, operating EBITDA increased by 14% in the same period.

CEMEX’s Consolidated First-Quarter 2015 Financial and Operational Highlights

•	The increase, on a like-to-like basis, in consolidated net sales was due to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in Mexico, the U.S. and our Asia region.

•	On a like-to-like basis, operating earnings before other expenses, net, in the first quarter increased by 33%, to US$335 million.

•	Operating EBITDA increased during the quarter by 6% and, on a like-to-like basis, by 14% to US$569 million.

•	Operating EBITDA margin grew by 1.8 percentage points on a year-over-year basis reaching 16.7%.

•	Reporting a narrower controlling interest net loss of US$149 million during the first quarter of 2015 from a loss of US$293 million in the same period last year.

•	Free cash flow after maintenance capital expenditures for the quarter was negative US$281 million, compared with negative US$454 million in the same quarter of 2014.

Fernando A. Gonzalez, Chief Executive Officer of CEMEX, said: “We are pleased with our first-quarter results. Our net sales increased by 7% while operating EBITDA improved by 14%, on a like-to-like basis. EBITDA generation was the highest since 2008, despite adverse currency fluctuations. EBITDA margin expanded by 1.8 percentage points.

We are encouraged by the performance of our operations in Mexico, where first-quarter cement volumes grew by 13%, reaching the highest level in six years. This quarter, on top of the sustained increase in our volumes to the industrial-and-commercial and formal residential sectors, we also saw growth in the infrastructure and informal residential sectors. Cement demand from the infrastructure sector grew by 6%, marking an inflection point driven by increased public-works spending, while demand from the informal residential sector grew by 11% as a result of higher consumer confidence due to improvements in employment, disposable income and remittances.”

Consolidated Corporate Results

During the first quarter of 2015, controlling interest net income was a loss of US$149 million, an improvement over a loss of US$293 million in the same period last year.

Total debt plus perpetual notes increased by US$417 million during the quarter.

Geographical Markets First-Quarter 2015 Highlights

Net sales in our operations in Mexico increased 4% in the first quarter of 2015 to US$766 million, compared with US$ 737 million in the first quarter of 2014. Operating EBITDA increased by 4% to US$262 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$868 million in the first quarter of 2015, up 10% from the same period in 2014. Operating EBITDA increased to US$64 million in the quarter, versus US$28 million in the same quarter of 2014.

In Northern Europe, net sales for the first quarter of 2015 decreased 23% to US$701 million, compared with US$912 million in the first quarter of 2014. Operating EBITDA was US$36 million for the quarter, versus US$13 million the same period of last year. On a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, net sales remained flat and Operating EBITDA increased 80%, versus the same period of last year.

First-quarter net sales in the Mediterranean region were US$375 million, 9% lower compared with US$412 million during the first quarter of 2014. Operating EBITDA decreased 11% to US$73 million for the quarter versus the comparable period in 2014. On a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, net sales increased 2% and Operating EBITDA decreased 3%, in the same period.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$468 million during the first quarter of 2015, representing a decrease of 13% over the same period of 2014. Operating EBITDA decreased 21% to US$148 million in the first quarter of 2015, from US$187 million in the first quarter of 2014.

Operations in Asia reported a 13% increase in net sales for the first quarter of 2015, to US$164 million, versus the first quarter of 2014, and operating EBITDA for the quarter was US$37 million, up 43% from the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.